China 3C Group Address: 368 HuShu Nan Road HangZhou City, Zhejiang Province, China 310014 Tel: 086-0571-88381700

April 9, 2009

Brian K. Bhandari, Esq. Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	China 3C Group Form 10-K/A for Fiscal Year Ended December 31, 2007 Supplemental Response Filed March 13, 2009 File No. 000-28767

Dear Mr. Bhandari:

           Thank you for your comment letter dated March 18, 2009 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K/A of China 3C Group, a Nevada corporation (the “Company”).  We have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.  Instead of filing an amendment to the Form 10-K, we have included in this response, where required, the additional disclosure that we intend to include in an amendment for the Staff’s review prior to filing the amendment.

The Company’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 9A(T) - Controls and Procedures, page 29

1.
We reviewed your response to our prior comment one as it relates to your conclusion regarding the effectiveness of disclosure controls and procedures.  Your response states that the omitted disclosures did not prohibit you from reporting external data in accordance with U.S. GAAP.  Please note that disclosure controls and procedures should be designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Your initial Form 10-K did not contain several disclosures required by both U.S. GAAP and securities laws.  Since you continue to believe your disclosure controls and procedures were effective, please tell us why you believe the omission of the items identified through the Staff comment process is not considered to be a material weakness and how you concluded that your disclosure controls and procedures effectively ensured that required disclosures were provided in your initial Form 10-K at December 31, 2007.

Response to Comment 1:

Management reconsidered the impact of revisions of disclosures required by the Exchange Act to the 2007 10-K and determined that the disclosure controls and procedures were not effective as of December 31, 2007. Management identified that the ineffectiveness was due to not having internal personnel with sufficient expertise and knowledge of the requirements for disclosure of the information that have been collected and reported, as required under the securities laws and disclosures required under US GAAP.

In order to correct the foregoing deficiency, management has planned to provide additional training to its staff, and in particular to its key accounting personnel, with respect to the disclosure requirements under securities law and U.S. GAAP. In addition, management will request that the audit committee also contribute to oversight of disclosures controls and procedures.

2.
We reviewed your response to our prior comment one as it relates to your assessment of the effectiveness of your internal control over financial reporting.  Your response discusses issues with, and the change in your Chief Financial Officer during the comment letter process (i.e. after your receipt of our initial comment letter dated May 8, 2008) and does not address your assessment as of December 31, 2007.  Specifically, (i) your current Chief Financial Officer, Mr. Huang, was appointed on October 8, 2007 and was in his position at your evaluation date, December 31, 2007 and (ii) you indicate that your current Chief Financial Officer (i.e. Mr. Huang), upon hire, changed your reporting segments to four which was not consistent with your initial December 31, 2007 Form 10-K filed March 27, 2008 (i.e. one segment identified).  Thus, we reissue our comment in part.  Please tell us how your revisions to provide (i) segment reporting in accordance with SFAS 131 and (ii) disclosures required by U.S. GAAP (i.e. SFAS 123(R), SFAS 131, and SFAS 141) were considered in your evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2007.  In your response, please specifically address Section II.B.1 of SEC Release 33-8810.  We may have further comments upon reviewing your response.

Response to Comment 2:

Management believes that there was no impact to its assessment as of December 31, 2007  that the internal control over financial reporting is effective even considering the revisions to the Annual Report on Form 10-K for 2007 and the restatement of the financial statements..  In making this determination, management has reviewed all of the changes made to the Annual Report on Form 10-K over the course of the SEC comment process and has considered the following factors during such review, (1) whether there was a material adverse impact with respect to the presentation of the financial statements and disclosures as a result of the revisions, the error or as a result of the restatement, (2) whether the revisions or the error as a result of the omission of required US GAAP disclosures, resulted in a more than remote likelihood that a material misstatement of the financial statements, that is more than inconsequential, would occur, (3) whether a reasonable person would conclude, after considering the revisions, the error and the restatement, that such revisions and the error are immaterial to the financial statements, and (4) whether the error rises to the level of (a) a control deficiency, (b) a significant deficiency or (c) a material weakness.

Management has determined that although the internal controls over financial reporting are effective, there is an operating deficiency as a result of a lack of expertise by lower level accounting personnel, which resulted in the omission of disclosures regarding disclosures required by US GAAP, including segment reporting in accordance with SFAS 131 and disclosures under SFAS 123(R) and SFAS 141.   Management has evaluated the severity of the operating deficiency in accordance with the guidelines set forth in Section II.B.1 of SEC Release 33-8810 (the “SEC Guidance”). Management does not believe that  this operating deficiency is significant or is a material weakness.

Management considered that (1) the accounting personnel was not the ultimate authority with respect to finalizing the financial statements and ensuring that there was no material misstatement of a financial statement amount or disclosure; (2) the Company has a CFO who has experience with US GAAP who supervised and oversaw the work by the Company’s accounting personnel to ensure that there were no material misstatements of financial statement amounts or disclosure, and (3) the Company’s prior independent accounting firm performed an audit of the financial statements which should have detected if there were material misstatements of financial statement amounts.   Management determined that given the several levels of review of the financial statements beyond the review by the accounting personnel, that the operating deficiency could not lead to the reasonable possibility that there could be a material misstatement.   The SEC Guidance states that “Management must provide investors with financial statements that fairly present the Company’s financial position, results of operations and cash flows in accordance with GAAP.  A lack of fair presentation arises when one or more financial statement amounts or disclosures contain misstatements (including omissions) that are material.”  Although Management recognizes that the certain of its US GAAP required  disclosures in its 2007 Annual Report were omitted, based on the analysis performed by Management as suggested by the SEC Guidance, Management does not believe that these omissions resulted in a lack of fair presentation that was material.

Management also looked at the following risk factors, as set forth in the SEC Guidance to determine if there was a reasonable possibility that the operating deficiency described above will result in a material misstatement of financial statement amount or disclosure and determined based on the analysis below that such deficiency didn’t result in a material misstatement:

(1) The nature of the financial reporting elements –

    (a) the company omitted segment reporting information under SFAS 131, which  requires a breakdown of total revenues, net income, etc for each reporting segment.  This omission did not result in a greater risk that the total amount of revenues, net income, etc. were misstated in the financial statements and, in fact when such disclosures were included, they had no impact on the financial statements, which led to management’s conclusion that  the financial statements were fairly presented even when there was an omission;

    (b) the company omitted under its Summary of Significant Accounting Policies on stock based compensation disclosure required by SFAS 123(R).  Again this omission did not result in a greater risk that any liabilities or expenses to be recognized as a result of any such stock compensation were misstated and, in fact when such disclosure was included, the company stated that it had made no employee stock-based compensation grants before December 31, 2005 and therefore had no unrecognized stock compensation related liabilities or expense unvested or vested prior to the January 1, 2006 effective date of SFAS 123(R), which led to management’s conclusion that the financial statements were fairly presented even when there was an omission of this disclosure;

    (c) the company omitted under Note 1 on its Organizational Structure disclosure required by SFAS 141 relating to its acquisitions of two companies.  The company subsequently included the required disclosure which provided details on the acquisition, including disclosure of the method for accounting for the acquisitions and a table detailing the allocation of the purchase price.  Management determined that although required, the omission did not result in a greater risk that the financial statements didn’t fairly present the financial condition, statement of operations and cash flow of the company as a result of the acquisitions, and in fact, when the disclosure was included, there were no changes as a result to the financial statements, which led to management’s conclusion that the financial statements were fairly presented even when there was an omission.

(2) The susceptibility of the related asset or liability to loss or fraud  - Neither the lack of US GAAP expertise, or the omissions in disclosure that resulted from such lack of expertise created a risk of susceptibility to loss or fraud, and in fact when such disclosures were included they had no impact on the assets or liabilities of the company.

(3) The subjectivity, complexity, or extent of judgment required to determine the amount involved – Neither the lack of US GAAP expertise, or the omissions in disclosure that resulted from such lack of expertise, had any impact or effect on judgment or subjectivity with respect to accounting estimates that are made by management in preparing the financial statements.

(4) The interaction or relationship of the control with other controls, including whether they are interdependent or redundant – Management did not find that this operating deficiency had any negative impact on the way in which the other controls were designed or intended to work.

(5) The interaction of the deficiencies – Management didn’t find that this applied in the context of their assessment as the deficiency described was the only deficiency.

(6) The possible future consequences of the deficiency. – Since the lack of US GAAP expertise did not result in a material misstatement and had an inconsequential impact, if any, on the fair presentation of the financial statements, Management does not believe there are any negative future consequences as a result of the deficiency.

Further in determining that the financial statements were fairly presented,  management considered that neither the error, nor the restatement had any effect on any line item, including net income, or per-share amount in any of the audited financial statements and had no cumulative effect on retained earnings, or any other component of equity or net assets in the balance sheet.  In fact there were no changes to the financial statements as a result of the restatement.  Further the omitted disclosures that were also the subject of comments by the Staff, were included and/or revised and did not result in an inconsistency with other disclosures in the Form 10-K, nor did it result in any revisions to the financial statements.  Although such disclosures were required, the omission of such disclosure in the Form 10-K did not impact the fair presentation of the financial statements and disclosure as a whole.

In concluding that a reasonable person would find the revisions to the Form 10-K and the error to be immaterial to the fair presentation of the financial statements, management considered whether, for example, the omission of the segment reporting disclosures impacted the balance sheet, statement of operations or cash flows so that amounts (revenue, net income) previously reported had to be lowered as a result of the restatement.  Management also considered whether omitting the segment breakdown, references to SFAS 123R in the Company’s note on accounting policies and the disclosure of accounting method and allocation of purchase price required by SFAS 141 were material omission for a reasonable person who was determining whether to invest in the company.  Although in the case of the segment reporting, management believes that disclosing this information provides greater transparency, because each of these segments are all involved in the resale of consumer electronic products and, therefore would be considered to compete within the same industry, and because the revenues of each segment are ultimately combined in the Company’s financial statements, management does not believe, for example, that the omission of differences in gross margins of 13% for office communication products as compared to 27% for speaker systems, would cause a reasonable person to conclude that they did not have sufficient information to make an informed decision about an investment in the company and therefore the error would be immaterial to such person.  Nor did management believe that the failure to include the disclosure under SFAS 123(R), which only required the inclusion of disclosure to reflect that it was in effect and applied to the company, but didn’t result in any additional liabilities or expense as in effect with respect to the company and therefore required no changes to the financial information presented, would cause a reasonable person to conclude that they did not have sufficient information about the financial condition, results of operations and cash flow about the company even with the omission, to make an informed decision about an investment in the company.  Likewise, management doesn’t believe that the inclusion of a discussion of the method of accounting used in its acquisitions or the details on the allocation of the purchase price in those acquisitions, which inclusion also did not require any changes to the financial statements, would cause a reasonable person to conclude that they did not have sufficient information about the financial condition, results of operations and cash flow about the company, even with the omission,  to make an informed decision about an investment in the company.

Management analyzed the impact of the error, individually, and the likelihood that the error and the failure to prevent the error resulted in an inconsequential or material misstatement. Management considered whether the error would fall into any of the following three categories (a) a control deficiency, (b) a significant deficiency, or (c) a material weakness.  Management evaluated these categories as set forth under PCAOB Standard No. 5. as follows:

(1) A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

(2) A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

(3) A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management also considered the following in making their determination that the operating deficiency was not significant or a material weakness and that the internal controls over financial reporting are effective.

1.
“Materiality” traditionally is quantified as 5% of net income/0.5% of total assets/0.5% of total revenue with reference to SAS 47. However, the disclosures omitted and the subsequent revision of disclosures we made did not affect any financial statement amount.

2.
A reasonable investor would not consider the omitted information and the revision of disclosures required under GAAP would significantly alter the “total mix” of information made available, or have a negative effect on a reasonable investor in making an investment decision.

As a result of the analysis and assessment previously detailed above, management concluded that the omissions did not result in a misstatement that was more than inconsequential.  The omission of the required US GAAP disclosures was an operating deficiency, which at most was to be discussed with the Audit Committee, but did not rise to the level of a significant deficiency, and certainly didn’t rise to the level of a material weakness that would have necessitated the finding that the internal controls over financial reporting were ineffective.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Please let us know if you have further questions. Thank you.

Very truly yours,

China 3C Group

By:           /s/ Zhenggang Wang
Name:  Zhenggang Wang
Title:     Chief Executive Officer and Chairman